UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DESCRIPTION OF CURRENT BUSINESS

Overview

Prior to November 2018, Urban Tea, Inc. (formerly Delta Technology Holding Ltd) (the “Company,” “we,” “us,” “our,” and/or “MYT”) was solely a fine and specialty chemical manufacturer, primarily engaged in manufacturing and selling of organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, and other by-product chemicals and distributing fine and specialty chemicals to end application markets including automotive, pharmaceutical, agrochemical, dye & pigments, aerospace, ceramics, coating-printing, clean energy and food additives (the “Chemical Business”). Since November 2018, we started a specialty tea product distribution and retail business through our newly formed subsidiary, Shanghai Ming Yun Tang Tea Limited (“Shanghai MYT”) which controls Hunan Ming Yun Tang Brand Management Co., Ltd. (“Hunan MYT”) via a series of contractual agreements.

On February 9, 2019, we entered into that certain Share Purchase Agreement (“SPA” and the transaction contemplated by the SPA is referred to as the “Disposition”) with HG Capital Group Limited pursuant to which HG Capital agreed to purchase Elite Ride Limited (“Elite”) in exchange of cash purchase price of $1,750,000 (the “Consideration”). Elite, via its 100% owned subsidiary Delta Advanced Materials Limited, a Hong Kong corporation, which, in turn, holds all the equity interests in all the operating subsidiaries.

On March 29, 2019, the shareholders of the Company approved and adopted the SPA and the Disposition. On April 13, 2019, the Company received the Consideration, the necessary registration with HG Capital Group Limited received the stock certificate representing all the issued and outstanding shares of Elite and other closing conditions for the Disposition were completed, including receipt of the fairness opinion. As such the Disposition completed on such date. Our current business solely consists of the specialty tea product distribution and retail business.

Products

Currently we market a wide range of trendy tea drinks, light meals, and pastries targeting China’s new urban generation in Hunan province. Our products are focused on not only their taste but also their aesthetic presentation and health benefits. Our products are currently being offered via our own stores. We expect to start selling our products in our managed and JV stores in mid-2019.

The tea drinks we are currently offering are developed based on Anhua black tea, which is famous in the Hunan province. These tea-based beverages include fresh milk tea, fruit tea, milk cap tea, etc. The light meals offered include selections such as salads, sandwiches, pasta, steak, burritos and other healthy options. The pastries we are offering include fresh baked bread, fresh baked cakes, frosting cakes, etc.

Our goal is to be a leading brand of tea beverages in each city in which we currently and will operate, by selling the finest quality tea beverages and related products, as well as complementary food offerings, and by providing each customer with a pleasant and comfortable environment.

Revenue Streams

Our have generated sales at company-owned stores and expect to receive fee and profit sharing from the managed stores. We plan to launch the managed stores and JV stores in mid-2019. Currently we generate our revenues from company-operated stores only.

Company Owned Stores

Currently, all our products are offered in our own stores which we lease the property from landlord, hire managers and employees, purchase equipment and operate the stores ourselves.

Below is a summary of flagship and general store owned by us as of April 2019:

	Changsha City	Shaoyang City	Total
flagship stores	1	1	2
general stores	5	1	6
Total	6	2	8

We plan to have a total of 28 company owned stores by the end of 2019, with the first 20 to be opened in Hunan province. We expect to add 25 new company owned stores in 2020 and have a total of 78 stores across China by 2021.

Managed Stores and JV Stores

We plan to launch our managed stores and JV stores in mid-2019. We expect to enter into a series of agreements including exclusive supply agreements, trademark license agreement, consulting agreement etc. with corporate store owners pursuant to which we will provide our products on an exclusive basis to such store owners, license the trademarks and provide store management services to them in return for product sales revenue, trademark license fee and consulting service fees. We refer to such stores as managed stores. We also anticipate to enter into joint venture agreement with corporate store owners pursuant to which we will contribute our products, brands, our management services etc. in return for a fixed percentage of the profit generated by such stores. We refer to such stores as JV stores. Such management store and JV store model is an interim step before we obtain franchise permit to operate franchise stores. We plan to apply for franchise permit in the second half of 2019.

We are currently preparing promoting materials, including video clips and brochures, operating manuals, and various legal documents with our local PRC counsel. We plan to utilize Baidu Ads (an online advertising service, similar to Google Ads, developed by Baidu, China’s largest search engine) to promote this new business model.

Sales Channels

Generally, in one given city, we plan to operate one flagship store, which usually covers a floor area of 80-150 square meters (about 860-1,615 square feet), and a number of general stores, which usually cover a floor area of 60-80 square meters (about 646-860 square feet). The mix of flagship stores and general stores in a given market varies based on several factors, including our ability to access desirable local retail space, the complexity, profitability and expected ultimate size of the market for us and our ability to leverage the support infrastructure within a geographic region..

A flagship store can only be a company-owned store while a general store can be either a company-owned store, managed store or JV store.

Flagship Stores

Each of our flagship stores usually covers a floor area of 80-150 square meters (about 860-1,615 square feet) which offers all kinds of our products including tea drinks, light meals and pastries.

We plan to promote our brand recognition in each city by the flagship store in that city. We seek to maintain our flagship stores in strategic locations that support the brand image, targeting high customer traffic locations including shopping malls, lifestyle centers and outlets. We regularly review our store portfolio, identifying new store locations and monitoring existing locations for sufficient levels of customer traffic to maintain high exposure. We actively monitor and manage the performance of our stores and seek to incorporate information learned through the monitoring process into our analytic process and future site selection and store retention decisions.

General stores

Our general stores mainly offer tea beverages and light meals only, and cover a smaller floor area of 40-80 square meters (about 430-860 square feet) each. If a general store desires to expand the product offerings to include pastries, the store must acquire more equipment from us. The decision to offer baking products varies upon the location of general stores.

Online Delivery

We have also teamed up with China’s leading online food ordering and delivery platforms—meituan.com (“美团”) and ele.me (“饿了么”)—to allow consumers to order drinks, light meals, and pastries through the Internet from the closest stores. Consumers, however, can order only products that are suitable for delivery, such as bread with long expiration periods, light snacks, and certain tea beverages. Some tea beverages, such as milk foam cap tea, are not offered online due to its unsuitability for delivery. After a customer places an order with these online platforms, our products will be produced in the stores and delivered by professional deliverymen. The production and delivery process is typically completed in forty (40) minutes. The online platforms will charge us sixteen percent (16%) to twenty percent (20%) of the total sales amount.

Suppliers

We work with many suppliers in the sourcing of raw materials, baking equipment, furniture and decoration, utensils etc. We are not dependent on any particular suppliers.

Branding and Marketing Strategy

Our products are currently offered under two brands, Buoyance Manor (“浮力庄园”) and Your Ladyship Tea (“小主的茶”). We plan to offer snacks and accessories, including peanut nougat gift boxes, cookies, coffee mugs, and tea cups under a new brand Meet Honey. We have entered into a series of trademark assignment and license agreements with the owners of these trademarks. For details, please refer to the section of Trademarks, Copyrights, Patents and Domain Names.

Each brand has its own market position. Buoyance Manor mainly focuses on selling coffee drinks and varieties of bread originating from Europe. Your Ladyship Tea mainly focuses on selling tea beverages and light meals. Meet Honey will mainly focus on selling snacks and accessories, including peanut nougat gift boxes, cookies, coffee mugs, and tea cups.

We have implemented the following marketing strategies to promote our brands: utilizing Baidu Ads, on-site promotion, advertising in shopping malls and commercial complexes, setting up road advertising flags, and posting adverting posters in elevators and grocery stores. We plan to also advertise in residential complexes and public transport system, and sponsor sports events.

Competition

In almost all markets in which we operate, there are numerous competitors in the specialty tea beverage business. We believe that our customers choose among specialty tea beverage brands primarily on the basis of product quality, service and convenience, as well as price. We also experience competition from large fast-food restaurants and ready-to-drink tea beverage manufactures. We also compete with restaurants and other specialty retailers for prime retail locations and qualified personnel to operate both new and existing stores.

As of now, our major competitors in Hunan province are: Maiji (“麦吉”), Luosennina (“罗森尼娜”), NAYUKI (“奈雪的茶”), and Chayanyuese (“茶颜悦色”).

Trademarks, Copyrights, Patents and Domain Names

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality and invention assignment with our employees and others to protect our proprietary rights.

We have entered into trademark assignment agreements with Jinhou Group (Zhongguo) Limited (“Jinhou”), Hunan 39 Tea Limited (“39 Tea”), and Shanghai Guoranmei Commerce & Trade Limited, the owners of the registered trademarks Buoyance Manor (“浮力庄园”), Your Ladyship Tea (“小主的茶”) and Meet Honey, respectively. Pursuant to these trademark assignment agreements, we shall acquire all the rights and interests in each respective trademark. We have submitted these trademark assignment agreements to the Trademark Office of State Administration for Industry and Commerce for review and registration. Until the Trademark Office declares these assignments effective, these trademark assignments have not been completed.

To cover the interim period before the completion of these trademark assignments, we have entered into exclusive trademark license agreements with the trademark owners, pursuant to which we have purchased the exclusive right to use, market and sub-license the trademarks in China. In the event that the Trademark Office rejects the trademark assignments, we are entitled to a full refund from the trademark owners pursuant to the license agreements.

Our intellectual property includes our domain name www.h-n-myt.com.

Property, Plant and Equipment

We currently lease a 454-square-meter space, located on the 25th floor of Xiyingmen Commercial Plaza in Changsha, Hunan, China, as our corporate headquarters. We leased a 350-square-meter, two-story space as our main warehouse in Fuxing Estate in Changsha, Hunan. In addition, we leased a 150-square-meter space on the 9th floor of Huitong Mansion in Changsha, Hunan as our training and developing center (the “T&D Center”). The T&D Center also functions as a secondary warehouse. The T&D Center is equipped with a full set of refrigerated and frozen storage and processing facilities. Each warehouse is managed by storekeepers and equipped with a supply chain management system.

In addition, we lease spaces from different real estate entities for our flagship stores and general stores. Currently, the average lease term for flagship stores is five years and the general stores is three years.

Research and Development

Tea-based Beverages – we have developed more than twenty types of tea-based beverages, including fruitoffee, milk foam cap tea, fresh milk tea, and fresh fruit tea.

Baking Products – we have developed more than twenty types of baking products, including danish bread, soft European bread, room-temperature cakes, frosting cakes, and toasts.

Light Meals – we have developed more than twenty types of light meal products, including sandwiches, steak, baked cheese rice, salad, burritos, et cetera.

We try to tailor our product offering based on market demand and reacts to changing customer tastes.

Insurance

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance programs. The Company is required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. All of our full-time employees are fully covered by those employee social security plans.

Seasonality

The sale of baking products and light meals is not subject to seasonal changes, however, the sale of tea-based beverages is. The period from April to October is the top season for the sale of tea-based beverages, whereas the rest of a year is the off-season. We, however, have developed and begun to offer hot milk foam tea product offerings to mitigate the impact of seasonal fluctuations in sales.

Employees

We currently have 44 full-time employees. We have employment contracts with all of our employees in China in accordance with relevant PRC laws. There are no collective bargaining contracts covering any of our employees. We believe our relationship with our employees is satisfactory.

We have made employee benefit contributions in accordance with relevant Chinese regulations, including retirement insurance, unemployment insurance, medical insurance, housing fund, work injury insurance and birth insurance. The Company recorded the contribution in the general administration expenses when incurred.

Management, Culture and Training

We are guided by a philosophy that recognizes customer service and the importance of delivering optimal performance, allowing us to identify and reward teams that meet our high performance standards. We use store-level scorecards that report key performance indicators. We provide our store managers with a number of analytical tools to support our store operations and assist them in attaining optimum store performance. These tools include key performance indicator reports, coaching logs for one-on-one meetings, weekly one-on-one meetings between our store managers and district managers and annual evaluations. While our focus is on the overall performance of the team and our stores, we provide incentives to team members, store managers and district managers.

●	Passion for Tea. We seek to recruit, hire, train, retain and promote qualified, knowledgeable and enthusiastic team members who share our passion for tea and strive to deliver an extraordinary retail experience to our customers.

●	Extensive Training. We have specific training and certification requirements for all new team members, including undergoing food handlers’ certification and foundational training. This process helps ensure that all team members educate our customers and execute our standards accurately and consistently. As team members progress to the assistant manager and manager levels, they undergo additional weeks of training in sales, operations and management.

●	Career Development and Individual Enrichment. We track and reward team member performance, which we believe incentivizes excellence and helps us identify top performers and thus maintain a sufficient talent pool to support our growth. Many of our store managers and district managers are promoted from within our organization. We are guided by a philosophy that recognizes performance, allowing us to identify and reward teams who meet our high performance standards.

Our core values and distinctive corporate culture allow us to attract passionate and friendly employees who share a vision of making tea fun and accessible. We have a strong focus on community engagement, and our culture reflects our belief in doing right by our customers and our communities. We provide our employees with extensive training, career development, individual enrichment, and empowerment, which we believe is a key contributor for our success.

Applicable Government Regulations

Regulations Related to Franchise

The State Council promulgated the Administrative Regulations on Commercial Franchising, or Franchise Regulations, on February 6, 2007. The Ministry of Commerce (“MOFCOM”) promulgated the Administrative Measures on Filing of Commercial Franchise, or the Franchise Filling Measures, on April 30, 2007, as amended on December 12, 2011, as well as the Administrative Measures on Information Disclosure of Commercial Franchise, or Franchise Information Disclosure Measures, on April 30, 2007, as amended on February 23, 2012.

Under the above regulations, franchise operations refer to a license by an enterprise owner of registered trademarks, enterprise logos, patents, proprietary technologies or other business resources, or franchisor, to another business operator, or franchisee, to use such business resources owned by the franchisor through a contractual arrangement, where the franchisee operates the business according to a uniform business model stipulated under the contract and pay the franchisor franchising fees.

When engaging in a franchise operation, a franchisor and a franchisee shall enter into a written franchise contract containing several key elements such as basic information of the franchisor and the franchisee, terms and conditions of the franchise operation. A franchisor shall file with MOFCOM or its local office within 15 days from the date of entering into a franchise contract with a franchisee for the first time, and shall report to the filing agency on information on franchise contracts executed, revoked, terminated or renewed in the preceding year before March 31 of each year.

Before obtaining the franchise license from MOFCOM, the Company may engage in commercial activities with franchising characteristics with its partners by sharing intellectual property rights such as company trademarks, patents, trade secrets, etc., in accordance with either of the two relevant provisions of PRC Corporate and Contract Law as described below:

1)	Signing a Joint Venture Agreement to set up a joint venture company, authorizing the joint venture company to use the Company’s intellectual property rights in exchange for consideration, carrying out brand operation management for the Company’s stores under the name of the joint venture company in accordance with existing management procedures, and colleting management fees.

2)	Signing a Product and Service Cooperation Agreement with business partners to provide products and management services to them in exchange for the collection of product costs and consulting service fees by the Company.

Regulations Related to Retail

There are no separate mandatory legal provisions on the retail business model in the PRC. Companies and individual businesses may engage is the retail business as long as they have registered with the commerce departments in accordance with the laws such as the Regulation on Individual Industrial and Commercial Households and Administration of the Registration of Enterprises As Legal Persons, and include “retail” in the business scope on their business license.

Regulations Related to Food Safety

The Food Safety Law of the People’s Republic of China, which was effective as from June 2009 and amended by the SCNPC in April 2015 and became effective in October 2015, and the Implementation Regulations of the Food Safety Law of the PRC, which took effect as from July 2009 and were amended by the State Council in 2016, regulate food safety and set up a system of the supervision, monitoring and evaluation of food safety and adopt food safety standards. The scope of the Food Safety Law covers food production and processing; food sales and catering services; production and management of tools and equipment used for food production and management; use of by food additives, food-related products; storage and transportation of food; safety management of food, food additives, food-related products. The quality and safety management of primary products originating from agriculture is subject to the provisions of other laws and the Agricultural Product Quality and Safety Law of the PRC.

Food producers and business operators must operate legally and are responsible for the safety of their food and beverage business operations. The local government at or above the county level is responsible for the food safety supervision and administration of the region, and determines the responsibilities of the food and drug supervision and management departments, the health departments, and other relevant departments at that level.

Food safety standards cover the following: food, food additives, pathogenic microorganisms in food-absorbing steel pipe products, pesticide residues, veterinary drug residues, biomycin, heavy metal pollutants and other restriction on human health substances; variety of food additives, scope of use and dosage; nutrient requirements for primary and secondary foods for infants and other specific populations; requirements for labels, signs, and instructions related to food safety requirements such as hygiene and nutrition; food production and management, and hygienic requirements for the process; food inspection methods and procedures related to food safety; other content that needs to be established as food safety standards.

Food production must meet specific requirements, such as requirements for its location, health standards, professional and technical personnel, processing, food containers, disinfection, pollution prevention, safety, etc.

Food operations shall not occur in any of the following situations: use of non-food raw materials for the production of food, pathogenic microorganisms, pesticide residues, veterinary drug residues, use of food materials beyond its expiration, violation of inspection and quarantine standards, marketing false production dates, etc.

The State Council implements a licensing system for the food production and transaction. To engage in food production, sale or catering services, the business operator shall obtain a license in accordance with the laws. Agricultural products are exempt from obtaining the license and are instead verified and licensed on-site by the local government at or above the county level.

According to the Product Quality Law of the People’s Republic of China, which was effective as from September 1993 and amended by the SCNPC in 2000 and 2009 respectively, products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not sell mix impurities or imitations into products, or substitute fake products for genuine ones, or substitute defective products for good ones or substitute substandard products for standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally sold and the proceeds from such sales and even revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

Competitive Advantage

We believe the following competitive strengths have contributed to, or will contribute to, our recent and ongoing growth:

Products Composition – we provide a wide variety of products, which can satisfy our customers’ need of freshness, healthiness, and trendiness.

Cost Performance – we offer high-quality foods and beverages with competitive prices in the market.

Expanding Market Share– With solid market share in the current two second and third tier cities where we operate, we will eventually gain sufficient brand recognition to expand its business into more second and third tier cities and evenfirst-tier cities.

Public Company – The fact that we are a public company listed on the Nasdaq Capital Market provides us with an edge over our competitors through enhancing the consumers’ confidence in us and our products.

Corporate Information

Our address is c/o 36 Middle Wanjiali Road (Xiyingmen Commercial Plaza), 25th Floor, Yuhua District Changsha City, Hunan Province, China 410000. Our telephone number at that address is +86-731-8513-3570. Our company website is www.h-n-myt.com

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this Current Report on Form 6-K before deciding to invest in our ordinary shares. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of our ordinary shares could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to Our Business and Our Industry

We may not be able to successfully implement our growth strategy on a timely basis or at all, which could harm our results of operations.

Our continued growth depends, in large part, on our ability to open new stores and to operate those stores successfully. We believe there is a significant opportunity to expand our store base in the PRC from the 8 locations in the Hunan province as of April 2019 to potentially add up to an additional 70 stores in across the PRC by 2021, based on management estimates. In fiscal 2019, we expect to open approximately 20 additional stores in the Hunan province. Over the longer term, we believe that we have the ability to open approximately 25 stores annually. Our growth depends, in part, on increasing consumer awareness and consumption of tea in the PRC, as well as successfully expanding our operating experience from the Hunan province to other regions of the PRC.

Our ability to successfully open and operate new stores depends on many factors, including:

●	Our ability to increase brand awareness in Hunan and to increase tea consumption in areas where we open stores;
●	the identification and availability of suitable sites for store locations, the availability of which is beyond our control;
●	the negotiation of acceptable lease terms;
●	the maintenance of adequate distribution capacity, information systems and other operational system capabilities;
●	integrating new company owned stores and managed and JV stores into our existing buying, distribution and other support operations;
●	the hiring, training and retention of store management and other qualified personnel;
●	assimilating new store employees into our corporate culture;
●	the effective sourcing and management of inventory to meet the needs of our stores on a timely basis; and
●	the availability of sufficient levels of cash flow and financing to support our expansion.

Unavailability of attractive store locations, delays in the acquisition or opening of new stores, delays or costs resulting from a decrease in commercial development due to capital constraints, difficulties in staffing and operating new store locations or lack of customer acceptance of stores in new market areas may negatively impact our new store growth and the costs or the profitability associated with new stores.

Additionally, some of our new stores may be located in areas where we have little experience or a lack of brand recognition, particularly in first-tier cities such as Beijing and Shanghai. Those markets may have different competitive conditions, market conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause these new stores to be less successful than stores in our existing markets. Other new stores may be located in areas where we have existing stores. Although we have experience in these markets, increasing the number of locations in these markets may result in inadvertent over-saturation of markets and temporarily or permanently divert customers and sales from our existing stores, thereby adversely affecting our overall financial performance.

Accordingly, we cannot assure you that we will achieve our planned growth or, even if we are able to grow our store base as planned, that any new stores will perform as planned. If we fail to successfully implement our growth strategy, we will not be able to sustain the rapid growth in sales and profits that we expect, which would likely have an adverse impact on the price of our ordinary shares.

Our business largely depends on a strong brand image, and if we are unable to maintain and enhance our brand image, particularly in new markets where we have limited brand recognition, we may be unable to increase or maintain our level of sales.

We believe that our brand image and brand awareness has contributed significantly to the success of our business. We also believe that maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is important to maintaining and expanding our customer base. Our ability to successfully integrate new stores into their surrounding communities, to expand into new markets or to maintain the strength and distinctiveness of our brand in our existing markets will be adversely impacted if we fail to connect with our target customers. Maintaining and enhancing our brand image may require us to make substantial investments in areas such as merchandising, marketing, store operations, community relations, store graphics and employee training, which could adversely affect our cash flow and which may ultimately be unsuccessful. Furthermore, our brand image could be jeopardized if we fail to maintain high standards for merchandise quality, if we fail to comply with local laws and regulations or if we experience negative publicity or other negative events that affect our image and reputation. Some of these risks may be beyond our ability to control, such as the effects of negative publicity regarding our suppliers. Failure to successfully market and maintain our brand image in new and existing markets could harm our business, results of operations and financial condition.

Our limited operating experience and limited brand recognition in other regions of the PRC may limit our expansion strategy and cause our business and growth to suffer.

Our future growth depends, to a considerable extent, on our expansion efforts outside of Hunan province into other regions of the PRC. Our current operations are based largely in the Hunan province. We have a limited number of customers and limited experience in operating outside of Hunan. We also have limited experience with market practices outside of Hunan and cannot guarantee that we will be able to penetrate or successfully operate in any market outside of Hunan. We may also encounter difficulty expanding in other regions’ markets because of limited brand recognition. In particular, we have no assurance that our marketing efforts will prove successful outside of the narrow geographic regions in which they have been used. In addition, because tea consumption is greater in Hunan than some other regions of the PRC on a per capita basis, we may encounter challenges in those regions in establishing consumer awareness and loyalty or interest in our products and our brand to a different degree than in Hunan. The expansion into other regions may also present competitive, merchandising, forecasting and distribution challenges that are different from or more severe than those we currently face. Failure to develop new markets outside of Hunan or disappointing growth outside of Hunan may harm our business and results of operations.

We face significant competition from other specialty tea and beverage retailers and retailers of grocery products, which could adversely affect us and our growth plans.

The Chinese tea market is highly fragmented. We compete directly with a large number of relatively small independently owned tea retailers and a number of regional and national tea retailers, as well as retailers of grocery products, including loose-leaf tea and tea bags and other beverages. We compete with these retailers on the basis of taste, quality and price of product offered, atmosphere, location, customer service and overall customer experience. We must spend considerable resources to differentiate our customer experience. Some of our competitors may have greater financial, marketing and operating resources than we do. Therefore, despite our efforts, our competitors may be more successful than us in attracting customers. In addition, as we continue to drive growth in our category in Hunan, our success, combined with relatively low barriers to entry, may encourage new competitors to enter the market. As we continue to expand geographically, we expect to encounter additional regional and local competitors.

We plan to use primarily cash from our prior offering as well as our operations to finance our growth strategy, and if we are unable to maintain sufficient levels of cash flow we may not meet our growth expectations.

We intend to finance our growth through the cash flows generated by our existing stores and the net proceeds from our previous and future financings. Our primary source of financing for our growth will be cash from our prior offering as well as our operations. However, if our stores are not profitable or if our store profits decline, we may not have the cash flow necessary in order to pursue or maintain our growth strategy. We may also be unable to obtain any necessary financing on commercially reasonable terms to pursue or maintain our growth strategy. If we are unable to pursue or maintain our growth strategy, the market price of our ordinary shares could decline and our results of operations and profitability could suffer.

The planned addition of a significant number of new stores each year will require us to continue to expand and improve our operations and could strain our operational, managerial and administrative resources, which may adversely affect our business.

Our growth strategy calls for the opening of a significant number of new stores each year and our continued expansion will place increased demands on our operational, managerial, administrative and other resources, which may be inadequate to support our expansion. Our senior management team may be unable to effectively address challenges involved with expansion forecasts for fiscal 2019 and 2020. Managing our growth effectively will require us to continue to enhance our store management systems, financial and management controls and information systems and to hire, train and retain regional directors, district managers, store managers and other personnel. Implementing new systems, controls and procedures and these additions to our infrastructure and any changes to our existing operational, managerial, administrative and other resources could negatively impact our results of operations and financial condition.

As we expand our store base we may not experience the same increases in comparable sales or profitability that we have experienced in the past.

We may not be able to maintain the levels of comparable sales that we have experienced historically. If our future comparable sales decline or fail to meet market expectations, the price of our ordinary shares could decline. In addition, the aggregate results of operations of our stores have fluctuated in the past and can be expected to continue to fluctuate in the future. A variety of factors affect comparable sales including consumer tastes, competition, current economic conditions, pricing, inflation and weather conditions. These factors may cause our comparable sales results to be materially lower than recent periods and our expectations, which could harm our results of operations and result in a decline in the price of our ordinary shares.

Any decrease in customer traffic in the shopping malls or other locations in which our stores are located could cause our sales to be less than expected.

Our stores are located in shopping malls, other shopping centers and street locations. Sales at these stores are derived, to a significant degree, from the volume of customer traffic in those locations and in the surrounding area. Our stores benefit from the current popularity of shopping malls and centers as shopping destinations and their ability to generate customer traffic in the vicinity of our stores. Our sales volume and customer traffic may be adversely affected by, among other things:

●	economic downturns in the PRC or regionally;
●	high fuel prices;
●	changes in consumer demographics;
●	a decrease in popularity of shopping malls or centers in which a significant number of our stores are located;
●	the closing of a shopping mall’s or center’s “anchor” store or the stores of other key tenants; or
●	a deterioration in the financial condition of shopping mall and center operators or developers which could, for example, limit their ability to maintain and improve their facilities.

A reduction in customer traffic as a result of these or any other factors could have a material adverse effect on us.

In addition, severe weather conditions and other catastrophic occurrences in areas in which we have stores may have a material adverse effect on our results of operations. Such conditions may result in physical damage to our stores, loss of inventory, decreases in customer traffic and closure of one or more of our stores. Any of these factors may disrupt our business and have a material adverse effect on our financial condition and results of operations.

If we are unable to attract, train, assimilate and retain employees that embody our culture, including store personnel, store and district managers and regional directors, we may not be able to grow or successfully operate our business.

Our success depends in part upon our ability to attract, train, assimilate and retain a sufficient number of employees, including store managers, district managers and regional directors, who understand and appreciate our culture, are able to represent our brand effectively and establish credibility with our customers. If we are unable to hire and retain store personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture, understanding of our customers and knowledge of tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise we offer, our ability to open new stores may be impaired, the performance of our existing and new stores could be materially adversely affected and our brand image may be negatively impacted. In addition, the rate of employee turnover in the retail industry is typically high and finding qualified candidates to fill positions may be difficult. Our planned growth will require us to attract, train and assimilate even more personnel. Any failure to meet our staffing needs or any material increases in team member turnover rates could have a material adverse effect on our business or results of operations. We also rely on temporary or seasonal personnel to staff our stores and distribution centers, especially during Chinese New Year. We cannot guarantee that we will be able to find adequate temporary or seasonal personnel to staff our operations when needed, which may strain our existing personnel and negatively impact our operations.

Because our business is highly concentrated on a single, discretionary product category, tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise, we are vulnerable to changes in consumer preferences and in economic conditions affecting disposable income that could harm our financial results.

Our business is not diversified and consists primarily of developing, sourcing, producing, marketing and selling tea beverages, light meals, baked goods and tea-related gifts and accessories. Consumer preferences often change rapidly and without warning, moving from one trend to another among many retail concepts. Therefore, our business is substantially dependent on our ability to educate consumers on the many positive attributes of tea and anticipate shifts in consumer tastes. Any future shifts in consumer preferences away from the consumption of tea beverages would also have a material adverse effect on our results of operations. In particular, there has been an increasing focus on health and wellness by consumers, which we believe has increased demand for products, such as our teas, that are perceived to be healthier than other beverage alternatives. If such consumer preference trends change, or if our teas are not perceived to be healthier than other beverage alternatives, our financial results could be adversely affected.

Consumer purchases of specialty retail products, including our products, are historically affected by economic conditions such as changes in employment, salary and wage levels, the availability of consumer credit, inflation, interest rates, tax rates, fuel prices and the level of consumer confidence in prevailing and future economic conditions. These discretionary consumer purchases may decline during recessionary periods or at other times when disposable income is lower. Our financial performance may become susceptible to economic and other conditions in regions or states where we have a significant number of stores. Our continued success will depend, in part, on our ability to anticipate, identify and respond quickly to changing consumer preferences and economic conditions.

Our success depends, in part, on our ability to source, develop and market new varieties of teas and tea blends, tea accessories and other tea-related merchandise that meet our high standards and customer preferences.

We currently offer approximately 30 varieties of tea beverages, including 10 to 15 new teas and tea blends each year, and a wide assortment of light meals, baked goods, tea accessories and other tea-related merchandise. Our success depends in part on our ability to continually innovate, develop, source and market new varieties of tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise that both meet our standards for quality and appeal to customers’ preferences. Failure to innovate, develop, source and market new varieties of tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise that consumers want to buy could lead to a decrease in our sales and profitability.

We may experience negative effects to our brand and reputation from real or perceived quality or safety issues with our tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise, which could have an adverse effect on our operating results.

We believe our customers rely on us to provide them with high-quality tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise. Concerns regarding the safety of our tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise or the safety and quality of our supply chain could cause consumers to avoid purchasing certain products from us or to seek alternative sources of tea, even if the basis for the concern has been addressed or is outside of our control. Adverse publicity about these concerns, whether or not ultimately based on fact, and whether or not involving tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise sold at our stores, could discourage consumers from buying our tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise and have an adverse effect on our brand, reputation and operating results.

Furthermore, the sale of tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise entails a risk of product liability claims and the resulting negative publicity. For example, tea supplied to us may contain contaminants that, if not detected by us, could result in illness or death upon their consumption. Similarly, light meals, baked goods, tea accessories and other tea-related merchandise could contain contaminants or contain design or manufacturing defects that could result in illness, injury or death. We cannot assure you that product liability claims will not be asserted against us or that we will not be obligated to perform product recalls in the future.

Any loss of confidence on the part of our customers in the safety and quality of our tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise would be difficult and costly to overcome. Any such adverse effect could be exacerbated by our position in the market as a purveyor of quality tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise and could significantly reduce our brand value. Issues regarding the safety of any teas, tea accessories or other tea-related merchandise sold by us, regardless of the cause, could have a substantial and adverse effect on our sales and operating results.

Use of social media may adversely impact our reputation or subject us to fines or other penalties.

There has been a substantial increase in the use of social media platforms and similar devices, including blogs, social media websites, and other forms of Internet-based communications, which allow individuals access to a broad audience of consumers and other interested persons. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely affect our reputation or subject us to fines or other penalties.

Consumers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and without regard to its accuracy. Information concerning us may be posted on social media platforms and similar devices by unaffiliated third parties, whether seeking to pass themselves off as us or not, at any time, which may be adverse to our reputation or business. The harm may be immediate without affording us an opportunity for redress or correction.

While we do not rely on a limited number of third-party suppliers and manufacturers, we may not be able to obtain quality products on a timely basis or in sufficient quantities.

We do not rely on a limited number of vendors to supply us with our raw materials on a continuous basis. However, our financial performance depends in large part on our ability to purchase tea in sufficient quantities at competitive prices from vendors. In general, we do not have long-term purchase contracts or other contractual assurances of continued supply, pricing or exclusive access to products from these vendors.

Any of our suppliers or manufacturers could discontinue supplying us with teas in sufficient quantities for a variety of reasons. The benefits we currently experience from our supplier and manufacturer relationships could be adversely affected if they:

●	raise the prices they charge us;
●	discontinue selling products to us;
●	sell similar or identical products to our competitors; or
●	enter into arrangements with competitors that could impair our ability to sell our suppliers’ and manufacturers’ products, including by giving our competitors exclusive licensing arrangements or exclusive access to tea blends or limiting our access to such arrangements or blends.Events that adversely affect our vendors could impair our ability to obtain inventory in the quantities and at the quality that we desire. Such events include difficulties or problems with our vendors’ businesses, finances, labor relations, ability to import raw materials, costs, production, insurance and reputation, as well as natural disasters or other catastrophic occurrences.

More generally, if we experience significant increased demand for our teas, tea accessories and other tea-related merchandise, or need to replace an existing vendor, there can be no assurance that additional supplies or additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any vendor would allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our strict quality requirements. In the event we are required to find new sources of supply, we may encounter delays in production, inconsistencies in quality and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Any delays, interruption or increased costs in the supply of raw materials could have an adverse effect on our ability to meet customer demand for our products and result in lower sales and profitability both in the short and long term.

A shortage in the supply, a decrease in the quality or an increase in the price of tea as a result of weather conditions, earthquakes, crop disease, pests or other natural or manmade causes could impose significant costs and losses on our business.

The supply and price of tea is subject to fluctuation, depending on demand and other factors outside of our control. The supply, quality and price of our teas can be affected by multiple factors, including political and economic conditions, civil and labor unrest, adverse weather conditions, including floods, drought and temperature extremes, earthquakes, tsunamis, and other natural disasters and related occurrences. In extreme cases, entire tea harvests may be lost or may be negatively impacted in some geographic areas. These factors can increase costs and decrease sales, which may have a material adverse effect on our business, results of operations and financial condition.

Tea may be vulnerable to crop disease and pests, which may vary in severity and effect. The costs to control disease and pest damage vary depending on the severity of the damage and the extent of the plantings affected. Moreover, there can be no assurance that available technologies to control such conditions will continue to be effective. These conditions can increase costs and decrease sales, which may have a material adverse effect on our business, results of operations and financial condition.

Our success depends substantially upon the continued retention of our senior management.

Our future success is substantially dependent on the continued service of certain members of our senior management, including Long Yi, our President, Chief Executive Officer, and Kan Lu, our Chief Financial Officer, Mr. Jun Jiang, our General Manager and Raibo, our Chief Product Officer . These officers play an integral role in determining our strategic direction and for executing our growth strategy and are important to our brand, culture and the positive business reputation we enjoy with our customers and vendors. The loss of the services of any of these executives without qualified replacement could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed negatively by investors and analysts, which could cause the price of our ordinary shares to decline.

We rely significantly on information technology systems and any failure, inadequacy, interruption or security failure of those systems could harm our ability to operate our business effectively.

We rely on our information technology systems to effectively manage our business data, communications, point-of-sale, supply chain, order entry and fulfillment, inventory and distribution centers and other business processes. The failure of our systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and the loss of sales, causing our business to suffer. Despite any precautions we may take, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, power outages, viruses, security breaches, cyber-attacks and terrorism, including breaches of our transaction processing or other systems that could result in the compromise of confidential company, customer or employee data. Any such damage or interruption could have a material adverse effect on our business, cause us to face significant fines, customer notice obligations or costly litigation, harm our reputation with our customers, require us to expend significant time and expense developing, maintaining or upgrading our information technology systems or prevent us from paying our vendors or employees, receiving payments from our customers or performing other information technology, administrative or outsourcing services on a timely basis. Furthermore, our ability to conduct our website operations may be affected by changes in foreign, state, provincial and federal privacy laws and we could incur significant costs in complying with the multitude of foreign, state, provincial and federal laws regarding the unauthorized disclosure of personal information. Although we carry business interruption insurance, our coverage may not be sufficient to compensate us for potentially significant losses in connection with the risks described above.

Our marketing programs, e-commerce initiatives and use of consumer information are governed by an evolving set of laws and enforcement trends and unfavorable changes in those laws or trends, or our failure to comply with existing or future laws, could substantially harm our business and results of operations. practices. If so, we may suffer damage to our reputation and be subject to proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend

We collect, maintain and use data, including personally identifiable information, provided to us through online activities and other customer interactions in our business. Our current and future marketing programs depend on our ability to collect, maintain and use this information, and our ability to do so is subject to evolving international and China laws and enforcement trends with respect to the foregoing. We strive to comply with all applicable laws and other legal obligations relating to privacy, data protection and consumer protection, including those relating to the use of data for marketing purposes. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another, may conflict with other rules or may conflict with our significant amounts to defend our practices, distract our management, increase our costs of doing business and result in monetary liability.

In addition, as data privacy and marketing laws change, we may incur additional costs to ensure we remain in compliance. If applicable data privacy and marketing laws become more restrictive, our compliance costs may increase, our ability to effectively engage customers via personalized marketing may decrease, our opportunities for growth may be curtailed by our compliance capabilities or reputational harm and our potential liability for security breaches may increase.

Data security breaches and attempts thereof could negatively affect our reputation, credibility and business.

We collect and store personal information relating to our customers and employees, including their personally identifiable information, and rely on third parties for the operation of the various social media tools and websites we use as part of our marketing strategy. Consumers are increasingly concerned over the security of personal information transmitted over the Internet (or through other mechanisms), consumer identity theft and user privacy. Any perceived, attempted or actual unauthorized disclosure of personally identifiable information regarding our employees or customers could harm our reputation and credibility, reduce our ability to attract and retain customers and could result in litigation against us or the imposition of significant fines or penalties. We cannot assure you that any of our third-party service providers with access to such personally identifiable information will maintain policies and practices regarding data privacy and security in compliance with all applicable laws, or that they will not experience data security breaches or attempts thereof which could have a corresponding adverse effect on our business.

Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new foreign legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements in the future to protect the customer information that we process in connection with the purchase of our products, resulting in increased compliance costs.

Third-party failure to deliver merchandise from our distribution centers to our stores could result in lost sales or reduced demand for our teas, tea accessories and other tea-related merchandise.

We currently partly rely upon third-party transportation providers for all of our product shipments from our distribution centers to our stores. Our utilization of third-party delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact third parties’ abilities to provide delivery services that adequately meet our shipping needs. If we change shipping companies, we could face logistical difficulties that could adversely affect deliveries, and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our operating results.

A widespread health epidemic could adversely affect our business.

Our business could be severely affected by a widespread regional, national or global health epidemic. A widespread health epidemic may cause customers to avoid public gathering places such as our stores or otherwise change their shopping behaviors. Additionally, a widespread health epidemic could adversely affect our business by disrupting production of products to our stores and by affecting our ability to appropriately staff our stores.

Litigation may adversely affect our business, financial condition, results of operations or liquidity.

Our business is subject to the risk of litigation by employees, consumers, vendors, competitors, intellectual property rights holders, shareholders, government agencies and others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is inherently difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operation are required. Regardless of the outcome or merit, the cost to defend future litigation may be significant and result in the diversion of management and other company resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition, results of operations or liquidity.

Our failure to comply with existing or new regulations in the PRC, or an adverse action regarding product claims or advertising could have a material adverse effect on our results of operations and financial condition.

Our business operations, including labeling, advertising, sourcing, distribution and sale of our products, are subject to regulation by the Food Safety Law and Product Quality Law of the PRC. From time to time, we may be subject to challenges to our marketing, advertising or product claims in litigation or governmental, administrative or other regulatory proceedings. Failure to comply with applicable regulations or withstand such challenges could result in changes in our supply chain, product labeling, packaging or advertising, loss of market acceptance of the product by consumers, additional recordkeeping requirements, injunctions, product withdrawals, recalls, product seizures, fines, monetary settlements or criminal prosecution. Any of these actions could have a material adverse effect on our results of operations and financial condition.

In addition, consumers who allege that they were deceived by any statements that were made in advertising or labeling could bring a lawsuit against us under consumer protection laws. If we were subject to any such claims, while we would defend ourselves against such claims, we may ultimately be unsuccessful in our defense. Defending ourselves against such claims, regardless of their merit and ultimate outcome, would likely result in a significant distraction for management, be lengthy and costly and could adversely affect our results of operations and financial condition. In addition, the negative publicity surrounding any such claims could harm our reputation and brand image.

We may not be able to protect our intellectual property adequately, which could harm the value of our brand and adversely affect our business.

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. In particular, our trademarks, including our registered Buoyance Manor, Your Ladyship Tea, and Meet Honey trademarks and the unregistered names of a significant number of the varieties of tea beverages that we sell, are valuable assets that reinforce the distinctiveness of our brand and our customers’ favorable perception of our stores.

We also strive to protect our intellectual property rights by relying on PRC laws, as well as contractual restrictions with our employees, contractors (including those who develop, source, manufacture, store and distribute our tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise), vendors and other third parties. However, we may not enter into confidentiality and/or invention assignment agreements with every employee, contractor and service provider to protect our proprietary information and intellectual property ownership rights. Those agreements that we do execute may be breached, resulting in the unauthorized use or disclosure of our proprietary information. Individuals not subject to invention assignments agreements may make adverse ownership claims to our current and future intellectual property, and even the existence of executed confidentiality agreements may not deter independent development of similar intellectual property by others. Unauthorized disclosure of or claims to our intellectual property or confidential information may adversely affect our business.

From time to time, third parties may our trade dress and/or sell our products using our name without our consent, and, we believe, may infringe or misappropriate our intellectual property rights. We will respond to these actions on a case-by-case basis and where appropriate may commence litigation to protect our intellectual property rights. However, we may not be able to detect unauthorized use of our intellectual property or to take appropriate steps to enforce, defend and assert our intellectual property in all instances.

Effective trade secret, patent, copyright, trademark and domain name protection is expensive to obtain, develop and maintain, both in terms of initial and ongoing registration or prosecution requirements and expenses and the costs of defending our rights. Our trademark rights and related registrations may be challenged in the future and could be opposed, canceled or narrowed. Our failure to register or protect our trademarks could prevent us in the future from using our trademarks or challenging third parties who use names and logos similar to our trademarks, which may in turn cause customer confusion, impede our marketing efforts, negatively affect customers’ perception of our brand, stores and products, and adversely affect our sales and profitability. Moreover, intellectual property proceedings and infringement claims brought by or against us could result in substantial costs and a significant distraction for management and have a negative impact on our business. We cannot assure you that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights, or that we will not be accused of doing so in the future.

In addition, although we have also taken steps to protect our intellectual property rights in the PRC, other entities may have rights to trademarks that contain portions of our marks or may have registered similar or competing marks in foreign countries. There may also be other prior registrations in other foreign countries of which we are not aware. We may need to expend additional resources to defend our trademarks in these countries, and the inability to defend such trademarks could impair our brand or adversely affect the growth of our business internationally.

We are subject to the risks associated with leasing substantial amounts of space and are required to make substantial lease payments under our operating leases. Any failure to make these lease payments when due would likely harm our business, profitability and results of operations.

We do not own any real estate. Instead, we lease all of our store locations, corporate offices and distribution center. Our store leases typically have three to five-year terms and generally require us to pay total rent per square foot that is reflective of our small average store square footage and premium locations. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. As our stores mature and as we expand our store base, our lease expense and our cash outlays for rent under our lease agreements will increase. Our substantial operating lease obligations could have significant negative consequences, including:

●	requiring that an increased portion of our cash from operations and available cash be applied to pay our lease obligations, thus reducing liquidity available for other purposes;
●	increasing our vulnerability to adverse general economic and industry conditions;
●	limiting our flexibility to plan for or react to changes in our business or in the industry in which we compete; and
●	limiting our ability to obtain additional financing.

We depend on cash flow from operations and cash from our prior offering to pay our lease expenses, finance our growth capital requirements and fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these requirements or we use up the proceeds from our prior offering, we may not be able to achieve our growth plans, fund our other liquidity and capital needs or ultimately service our lease expenses, which would harm our business.

If an existing or future store is not profitable, and we decide to close it, we may nonetheless remain committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. In addition, as our leases expire, we may fail to negotiate renewals on commercially acceptable terms or at all, which could cause us to close stores in desirable locations. Even if we are able to renew existing leases, the terms of such renewal may not be as attractive as the expiring lease, which could materially and adversely affect our results of operations. Our inability to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close could materially adversely affect us.

Risks Relating to Doing Business in the PRC

Our subsidiaries, main operations and assets are located in the PRC. Shareholders may not be accorded the same rights and protection that would be accorded under the US law. In addition, it would be difficult to enforce a U.S. judgment against our PRC subsidiaries and our officers and directors.

We are a holding company and all of our operations and assets are held in overseas subsidiaries. Our PRC subsidiaries, Shanghai MYT and Hunan MYT were established in the PRC, and their main operations and assets are located in the PRC. Our PRC subsidiaries, main operations and assets are therefore subject to the relevant laws and regulations of the PRC. In addition, a majority of our officers and directors are non-residents of the United States and substantially all their assets are located outside the United States. As a result, it could be more difficult for investors to effect service of process in the United States, or to enforce a judgment obtained in the United States against any of our PRC subsidiaries or any of these persons.

Our business is subject to certain PRC laws and regulations.

Our business and operations in the PRC are subject to government rules and regulations, including environmental, working safety, road transportation and health regulations. Any changes in such government regulations may have a negative impact on our business.

Breaches or non-compliance with these PRC laws and regulations may result in the suspension, withdrawal or termination of our business licenses or permits, or the imposition of penalties, by the relevant authorities. Our PRC subsidiaries’ business licenses are also granted for a finite period and any extension thereof is subject to the approval of the relevant authorities. Any suspension, withdrawal, termination or refusal to extend our PRC subsidiaries’ business licenses or permits would cause the cessation of production of certain or all of our products, and this would adversely affect our PRC subsidiaries’ business, financial performance and prospects.

Uncertainty in the PRC legal system may make it difficult for us to predict the outcome of any disputes that we may be involved in.

The PRC legal system is based on the PRC Constitution and is made up of written laws, regulations, circulars and directives. The PRC government is still in the process of developing its legal system, so as to meet the needs of investors and to encourage foreign investment. As the PRC economy is generally developing at a faster pace than its legal system, some degree of uncertainty exists in connection with whether and how existing laws and regulations will apply to certain events or circumstances.

Some of the laws and regulations, and the interpretation, implementation and enforcement thereof, are still subject to policy changes. There is no assurance that the introduction of new laws, changes to existing laws and the interpretation or application thereof or the delays in obtaining approvals from the relevant authorities will not have an adverse impact on our PRC subsidiaries’ business, financial performance and prospects.

Further, precedents on the interpretation, implementation and enforcement of the PRC laws and regulations are limited, and unlike other common law countries such as the United States, decisions on precedent cases are not binding on lower courts. As such, the outcome of dispute resolutions may not be consistent or predictable as in the other more developed jurisdictions and it may be difficult to obtain swift or equitable enforcement of the laws in the PRC, or obtain enforcement of judgment by a court of another jurisdiction.

Failure of our PRC resident shareholders to comply with regulations on foreign exchange registration of overseas investment by PRC residents could cause us to lose our ability to contribute capital to our PRC subsidiaries and remit profits out of the PRC as dividends.

The Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Financing and Round Trip Investment via Overseas Special Purpose Vehicles (“Circular 75”), issued by the SAFE and effective on November 1, 2005, regulates the foreign exchange matters in relation to the use of a “special purpose vehicle” by PRC residents to seek offshore equity financing and conduct a “round trip investment” in China. Under Circular 75, a “special purpose vehicle” refers to an offshore entity directly established or indirectly controlled by PRC resident natural or legal persons (“PRC residents”) for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents in onshore companies, while “round trip investment” refers to the direct investment in China by such PRC residents through the “special purpose vehicles,” including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements. Circular 75 requires that, before establishing or controlling a “special purpose vehicle”, PRC residents and PRC entities are required to complete a foreign exchange registration with the competent local branches of the SAFE for their overseas investments. After the completion of a round-trip investment or the overseas equity financing, the PRC residents are required to go through foreign exchange registration alteration formalities of overseas investment in respect of net assets of special purpose vehicles that such PRC residents hold and the variation thereof.

In addition, an amendment to the registration is required if there is a material change in the “special purpose vehicle,” such as increase or reduction of share capital and transfer of shares. Failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject the relevant PRC residents to penalties under PRC foreign exchange administration regulations.

We have requested our current PRC resident shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the scope of the Circular 75 and urged PRC residents to register with the local SAFE branch as required under the Circular 75. Our affiliates subject to the SAFE registration requirements, including Mr. Xin Chao and Mr. Lei Shen, have informed us that they have made their initial registrations with SAFE dated June 5, 2013. The failure of our PRC resident shareholders and/or beneficial owners to timely amend their SAFE registrations pursuant to the Circular 75 or the failure of our future shareholders and/or beneficial owners who are PRC residents to comply with the registration requirement set forth in the Circular 75 may subject such shareholders, beneficial owners and/or our PRC subsidiaries to fines and legal sanctions. Any such failure may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise adversely affect our business.

The PRC government could restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain expenses as they come due or may restrict which limit the payment of dividends from the Company.

Our results and financial conditions are highly susceptible to changes in the PRC’s political, economic and social conditions as our revenue is currently wholly derived from our operations in the PRC.

Since 1978, the PRC government has undertaken various reforms of its economic systems. Such reforms have resulted in economic growth for the PRC in the last three decades. However, many of the reforms are unprecedented or experimental, and are expected to be refined and modified from time to time. Other political, economic and social factors may also lead to further readjustment of the reform measures. This refinement and adjustment process may consequently have a material impact on our operations in the PRC or a material adverse impact on our financial performance. Our results and financial condition may be adversely affected by changes in the PRC’s political, economic and social conditions and by changes in policies of the PRC government or changes in laws, regulations or the interpretation or implementation thereof.

Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, dividends distributed to our non-PRC investors and gains realized by our non-PRC shareholders from the transfer of our securities may be subject to PRC withholding taxes under the Enterprise Income Tax Law.

The Enterprise Income Tax Law (“EIT Law”) imposes a 10% withholding income tax on dividends generated on or after January 1, 2008 and distributed by a resident enterprise to its foreign investors, if such foreign investors are considered as non-resident enterprises without any establishment or place of business within China or if the received dividends have no connection with such foreign investors’ establishment or place of business within China, unless such foreign investors’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where we are incorporated, does not have such tax treaty with China. According to the Arrangement between Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income in August 2006, dividends paid by a foreign invested enterprise, or FIE, to its foreign investors in Hong Kong will be subject to withholding tax at a preferential rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. Our subsidiaries in China are directly invested in and held by a Hong Kong registered entity. If we are regarded as a non-resident enterprise and our Hong Kong entity regarded as resident enterprise, then our Hong Kong entity may be required to pay a 10% withholding tax on any dividends payable to it. If our Hong Kong entity is regarded as non-resident enterprises, then our subsidiaries in China will be required to pay a 5% withholding tax for any dividends payable to our Hong Kong entities provided that specific conditions are met. However, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiary and if our Hong Kong subsidiary were not considered as “beneficial owner” of any dividends from our PRC subsidiaries, the dividends payable to our Hong Kong subsidiary would be subject to withholding tax at a rate of 10%. In either case, the amount of funds available to us, including the payment of dividends to our shareholders, could be materially reduced. In addition, because there remains uncertainty regarding the concept of “the place of de facto management body,” if we are regarded as a resident enterprise, under the EIT Law, any dividends to be distributed by us to our non-PRC shareholders will be subject to PRC withholding tax. We also cannot guarantee that any gains realized by such non-PRC shareholders from the transfer of our shares will not be subject to PRC withholding tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC shareholders or any gains realized by our non-PRC shareholders from transfer of our shares, their investment in our shares may be materially and adversely affected.

We may be subject to a significant withholding tax should equity transfers by our non-resident enterprises be determined to have been done without a reasonable business purpose.

In December 2009, the State Administration of Tax in China issued a circular on strengthening the management of proceeds from equity transfers by non-resident enterprises and requires foreign entities to report indirect sales of resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. Due to limited guidance and implementation history of the circular, significant judgment is required in determining the existence of a reasonable business purpose by considering multiple factors, such as the form and substance of the arrangement, time of establishment of the foreign entity, relationship between each step of the arrangement, relationship between each component of the arrangement, implementation of the arrangement and the changes in the financial position of all parties involved in the transaction. Although we believe that our transactions during all the periods presented would be determined to have reasonable business purposes, should this not be the case, we would be subject to a significant withholding tax that could materially and adversely impact our financial position, results of operations and cash flows.

Uncertainty in the interpretation of PRC tax regulations may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of our investment in it.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation in December 2009, with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas non-public holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not impose income tax on foreign income of its residents, the non-resident enterprise, being the transferor, must report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On March 28, 2011, the State Administration of Taxation released SAT Public Notice (2011) No. 24, or SAT Public Notice 24, to clarify several issues related to Circular 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term “effective tax rate” refers to the effective tax rate on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country/region where the overseas holding company is a resident.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or made any formal declaration as to the process and format for reporting an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to previous investments by non-resident investors in its company, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our existing non-resident investors may be at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us. We have conducted and may conduct transactions involving our corporate structure. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations.

For example, the SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without the SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Furthermore, the SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. In addition, to strengthen Circular 142, on November 9, 2011, the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from offerings of our securities or any future offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert RMB into foreign currencies and, if RMB were to decline in value, reducing our revenues and profits in U.S. dollar terms.

Our reporting currency is the U.S. dollar and our operations in China use RMB as functional currencies. The majority of our revenues derived and expenses incurred are in Chinese RMB with a relatively small amount in U.S. dollars. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the RMB depends to a large extent on Chinese government policies and China’s domestic and international economic and political developments, as well as supply and demand in the local market. Starting July 2005, the Chinese government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB has fluctuated within a narrow and managed band against a basket of certain foreign currencies. It is possible that the Chinese government will adopt a more flexible currency policy, which could result in more significant fluctuations of the RMB against the U.S. dollar.

The income statements of our China operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency-denominated transactions results in reduced revenues, operating expenses and net income for our non-U.S. operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of RMB denominated transactions results in increased revenues, operating expenses and net income for our non-U.S. operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our non-U.S. subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the non-U.S. subsidiaries’ financial statements will similarly be affected.

We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transaction may be limited and we may not be able to successfully hedge our exchange rate risks.

Although Chinese governmental policies were introduced in 1996 to allow the convertibility of RMB into foreign currency for current account items, conversion of RMB into foreign exchange for most of the capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration of Foreign Exchange, or SAFE. These approvals, however, do not guarantee the availability of foreign currency. We cannot be sure that we will be able to obtain all required conversion approvals for our operations or that Chinese regulatory authorities will not impose greater restrictions on the convertibility of RMB in the future. Because a significant amount of our future revenues are in the form of RMB, our inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in RMB to fund our business activities outside China, or to repay non-RMB-denominated obligations, including our debt obligations, which would have a material adverse effect on our financial condition and results of operations.

Restrictions on paying dividends or making other payments to us by our subsidiaries in China.

We are a holding company and do not have any assets or conduct any business operations in China other than our investments in our subsidiaries in China. As a result, if our non-China operations require cash from China, we would depend on dividend payments from our subsidiaries in China. We cannot make any assurance that we can continue to receive payments from our subsidiaries in China. In addition, under Chinese law, our subsidiaries are only allowed to pay dividends to us out of their distributable earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, our Chinese subsidiaries are required to set aside at least 10% of their respective after-tax profit each year, if any, to fund certain mandated reserve funds, unless these reserves have reached 50% of their registered capital. These reserve funds are not payable or distributable as cash dividends. For Chinese subsidiaries with after-tax profits for the periods presented, the difference between after-tax profits as calculated under PRC accounting standards and U.S. GAAP relates primarily to share-based compensation expenses and intangible assets amortization expenses, which are not pushed down to our subsidiaries under PRC accounting standards. In addition, under the EIT Law and its implementing Rules, dividends generated from our PRC subsidiaries after January 1, 2008 and payable to their immediate holding company incorporated in Hong Kong generally will be subject to a withholding tax rate of 10% (unless the PRC tax authorities determine that our Hong Kong subsidiary is a resident enterprise). If certain conditions and requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income entered into between Hong Kong and the PRC and other related PRC laws and regulations are met, the withholding rate could be reduced to 5%.

The Chinese government also imposes controls on the convertibility of RMB into foreign currencies and the remittance of currency out of China in certain cases. We have experienced and may continue to experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. If we or any of our subsidiaries are unable to receive substantially all of the economic benefits from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our ordinary shares.

PRC laws and regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors adopted by six PRC regulatory agencies in 2006, or the M&A Rules, the Antimonopoly Law, and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the Ministry of Commerce in August 2011, or the Security Review Rules, have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex. These include requirements in some instances that the Ministry of Commerce be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review.

The Security Review Rules were formulated to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which was promulgated in 2011. Under these rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises have “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the Ministry of Commerce will look into the substance and actual impact of the transaction. The Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

There is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular 6 to submit such transactions to the Ministry of Commerce for security review. As we have already obtained the “de facto control” over our affiliated PRC entities prior to the effectiveness of these rules, we do not believe we are required to submit our existing contractual arrangements to the Ministry of Commerce for security review.

However, as these rules are relatively new and there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the Ministry of Commerce will not apply these national security review-related rules to the acquisition of equity interest in our PRC subsidiaries. If we are found to be in violation of the Security Review Rules and other PRC laws and regulations with respect to the merger and acquisition activities in China, or fail to obtain any of the required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking our PRC subsidiaries’ business or operating licenses, requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any contractual arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The PRC Labor Contract Law and its implementing rules may adversely affect our business and results of operations.

The PRC Labor Contract Law became effective and was implemented on January 1, 2008. The PRC Labor Contract Law has reinforced the protection for employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law establishes additional restrictions and increases the costs involved with dismissing employees. As the PRC Labor Contract Law is relatively new, there remains significant uncertainty as to its interpretation and application by the PRC Government. In the event that we decide to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost effective manner, and our results of operations could be adversely affected. In addition, for employees whose contracts include non-competition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

Failure by our PRC shareholders or beneficial owners to make required foreign exchange filings and registrations may prevent us from distributing dividends and expose us to liabilities under the PRC laws.

The Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles (“SAFE Circular No. 37”), which was promulgated by SAFE and became effective on July 14, 2014, requires a PRC individual resident (“PRC Resident”) to register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle (“Offshore SPV”) that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing. Following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change in respect of the Offshore SPV, including, among other things, any major change of a PRC Resident shareholder, name or term of operation of the Offshore SPV, or any increase or reduction of the Offshore SPV’s registered capital, share transfer or swap, merger or division. Failure to comply with the registration procedures of SAFE Circular No. 37 may result in penalties and sanctions, including the imposition of restrictions on the ability of the Offshore SPV’s PRC subsidiary to distribute dividends to its overseas parent.

Our existing PRC Resident shareholders and beneficial owners currently are subject to the registration procedures under SAFE Circular No. 37. However, as SAFE Circular No. 37 was recently promulgated, it is unclear how this regulation and any future regulation concerning offshore or cross-border transactions will be interpreted, amended or implemented by the relevant government authorities. It cannot be predicted that how these regulations will affect our business operations or future strategies. Any failure by our PRC Resident shareholders or beneficial owners to make the updates with SAFE may subject the relevant PRC Resident shareholders or beneficial owners to penalties, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends, or affect our ownership structure and capital inflow from our offshore subsidiaries. As such, our business, financial condition, results of operations and liquidity as well as our ability to pay dividends or make other distributions to our shareholders may be materially and adversely affected.

We may not be able to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights could adversely affect our revenues and competitive position.

We believe that trademarks, trade secrets, patents, copyrights, and other intellectual property we use are important to our business. We rely on a combination of trademark, copyright, patent and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have invested significant resources to develop our own intellectual property and acquire licenses to use and distribute the intellectual property of others. A failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

The validity, enforceability and scope of protection available under intellectual property laws in the PRC are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in the PRC may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or our other intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention.

Risks Relating to Our Securities

The market price of our ordinary shares is volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

The market price of our ordinary shares and warrants is volatile, and this volatility may continue. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include:

●	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;
●	changes in financial estimates by us or by any securities analysts who might cover our stock;
●	speculation about our business in the press or the investment community;
●	significant developments relating to our relationships with our customers or suppliers;
●	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the same industry as we are;
●	customer demand for our products;
●	investor perceptions of the chemical industry in general and our company in particular;
●	the operating and stock performance of comparable companies;
●	general economic conditions and trends;
●	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;
●	changes in accounting standards, policies, guidance, interpretation or principles;
●	loss of external funding sources;
●	failure to maintain compliance with NASDAQ rules;
●	sales of our ordinary shares, including sales by our directors, officers or significant shareholders; and
●	additions or departures of key personnel.

Securities class action litigation is often instituted against companies following periods of volatility in their share price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources. Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, in July 2008, the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations may adversely affect the price of our ordinary shares, warrants and other interests in our company at a time when you want to sell your interest in us.

If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

Our ordinary shares are traded and listed on the NASDAQ Capital Market under the symbol “MYT”. The ordinary shares and warrants may be delisted if we fail to maintain certain listing requirements of the Nasdaq Stock Market, or NASDAQ.

On September 14, 2018, we received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“NASDAQ”) notifying us that for the preceding 30 consecutive business days our ordinary share did not maintain a minimum closing bid price of at least $1.00 per share as required by Nasdaq Listing Rule 5550(a)(2). We have a grace period of 180 calendar days, or until March 13, 2019, to regain compliance with the minimum closing bid price requirement for continued listing.

On February 20, 2019, we received a notification letter from NASDAQ notifying the us that we will be granted an extension until April 15, 2019 to regain compliance with Nasdaq Listing Rule 5550(b) (“Rule”), which required us to maintain either a minimum of $2,500,000 in shareholders’ equity or $35,000,000 market value of listed securities of $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years. The notification stated that we must complete the disposition of its specialty chemical business on or before April 15, 2019, and demonstrate compliance through the filing of our Form 6-K.

On April 15, 2019, we filed a Form 6-K disclosing that we have completed the disposition of our specialty chemical business, and we believe we have regained compliance with the Rule since management believes the stockholders’ equity is approximately $7.62 million and the market value of listed securities is approximately $51 million. NASDAQ advised us it would continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement for ongoing compliance.

If we fail to comply with the requirements for continued listing on The NASDAQ Capital Market again in the future, we cannot assure you that we will be able to regain compliance. If our securities lose their status on The NASDAQ Capital Market, our securities would likely trade in the over-the-counter market. If our securities were to trade on the over-the-counter market, selling our securities could be more difficult because smaller quantities of securities would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our securities are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our securities, further limiting the liquidity of our securities. These factors could result in lower prices and larger spreads in the bid and ask prices for our securities. Such delisting from The NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

Under the supervision and with the participation of our management, we have evaluated our internal controls systems in order to allow management to report on the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. As a result, we have incurred additional expenses and a diversion of management’s time.

If we fail to maintain effective internal control over financial reporting in the future, a material misstatement of our financial statements may not be prevented or detected on a timely basis. In addition, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our shares. Furthermore, if we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NASDAQ. Any such action could adversely affect our financial results and the market price of our ordinary shares and warrants.

As a foreign private issuer, we have limited reporting requirements under the Securities Exchange Act of 1934, which makes us less transparent than a United States issuer.

As a foreign private issuer, the rules and regulations under the Exchange Act provide us with certain exemptions from the reporting obligations of United States issuers. We are exempt from the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal stockholders are exempt from the reporting and short-swing profit recovery provisions. Also, we are not required to publish financial statements as frequently, as promptly or containing the same information as United States companies. The result is that we will be less transparent than a U.S. issuer.

As a foreign private issuer, we are not subject to certain NASDAQ corporate governance rules applicable to public companies organized in the United States.

We rely on a provision in the NASDAQ Stock Market’s Listed Company Manual that allows us to follow BVI law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NASDAQ Stock Market.

For example, we are exempt from regulations of the NASDAQ Stock Market that require listed companies organized in the United States to:

●	have a majority of the board of directors consist of independent directors;

●	have an audit committee consisting solely of independent directors;

●	have a compensation committee consisting solely of independent directors;

●	have a nominating committee consisting solely of independent directors.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to these NASDAQ Stock Market requirements.

We are an “emerging growth company” and may not be subject to requirements that other public companies are subject to, which could harm investor confidence in us and our securities.

We are an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012, or the JOBS Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies, including an exemption from the requirement to comply with the auditor attestation requirements of Section 404 and an exemption from the requirement to adopt and comply with new or revised accounting standards at the same time as other public companies. We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

The JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we will elect to “opt out” of this provision and, as a result, we will comply with any new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

If some investors find our securities less attractive because we may rely on these exemptions, there may be a less active trading market for our securities and their price may be more volatile.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to U.S. Holders.

Based on the market price of our ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended June 30, 2018 and we do not expect to be one for our taxable year ending June 30, 2019 or to become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year. Moreover, although we do not believe we would be treated as a PFIC, we have not engaged any U.S. tax advisers to determine our PFIC status. In addition, if you owned our ordinary shares at any time prior to our acquisition of Elite, you may be considered to own stock of a PFIC by virtue of the fact that we may have been a PFIC during the period prior to our acquisition of Elite, unless you made certain elections to opt out of PFIC treatment.

A non-United States corporation, such as us, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or (2) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for the current or any other taxable year.

If we are characterized as a PFIC for any year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on our ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules.

Risk Relating to British Virgin Islands

Rights of shareholders under British Virgin Islands law differ from those under United States law, and, accordingly, our shareholders may have fewer protections.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Business Companies Act, 2004 (as amended, the “BVI Act”) and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of a British Virgin Islands company and are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI Act or the provisions of the company’s memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded to minority shareholders under the laws of many states in the United States.

It may be difficult to enforce judgments against us or our executive officers and directors in jurisdictions outside the United States.

Under our Memorandum and Articles of Association, as amended, we may indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Furthermore, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of the British Virgin Islands and subject to the jurisdiction of the British Virgin Islands courts, unless those rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether United States courts would enforce these provisions in an action brought in the United States under United States securities laws, these provisions could make judgments obtained outside of the British Virgin Islands more difficult to enforce against our assets in the British Virgin Islands or jurisdictions that would apply British Virgin Islands law.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce judgments of courts in the United States based on certain liability provisions of United States securities law or to impose liabilities, in original actions brought in the British Virgin Islands, based on certain liability provisions of the United States securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue the Company successfully, they may not be able to recover anything to make up for the losses suffered.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

URBAN TEA, INC.

Date: April 22, 2019	By:	/s/ Long Yi
	Name:	Long Yi